# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nexxen International Ltd., CIK 0001849396
CUSIP: M8T80P204
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 82 Yigal Alon Street, Tel Aviv, Israel (L3), 6789124
Date of event which requires filing of this statement: 12/25/2025
Amends the filing with accession number 0001415889-21-003270
Filed by CIK 0001834600
Persons authorized to receive notices and communications: Fred P. Boy, Esq., Lehman & Eilen LLP, 50 Charles Lindbergh Boulevard, Uniondale, New York (NY), 11553, (516) 222-0888

## Reporting persons
- Mithaq Capital SPC (CIK 0001834600): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 17,326,679; shared voting power 0; sole dispositive power 17,326,679; shared dispositive power 0; aggregate amount beneficially owned 17,326,679 (30.5% of the class)
- Turki Saleh A. Alrajhi (CIK 0001828133): type of reporting person: individual (IN); citizenship or place of organization: Saudi Arabia (T0); source of funds: working capital (WC); sole voting power 0; shared voting power 17,326,679; sole dispositive power 0; shared dispositive power 17,326,679; aggregate amount beneficially owned 17,326,679 (30.5% of the class)
- Muhammad Asif Seemab (CIK 0001828859): type of reporting person: individual (IN); citizenship or place of organization: Pakistan (R0); source of funds: working capital (WC); sole voting power 0; shared voting power 17,326,679; sole dispositive power 0; shared dispositive power 17,326,679; aggregate amount beneficially owned 17,326,679 (30.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Nexxen International Ltd.
Address of issuer's principal executive offices: 82 Yigal Alon Street, Tel Aviv, Israel (L3), 6789124
Comment: This Amendment No. 9 amends the Schedule 13D filed on June 30, 2021 and the following amendments: No. 1 filed on September 9, 2021; No. 2 filed on July 25, 2022; No. 3 filed on February 15, 2024; No. 4 filed on October 17, 2024; No. 5 filed on January 30, 2025; No. 6 filed on May 2, 2025; No. 7 filed on September 5, 2025; and No. 8 filed on December 17, 2025 ("Amendment No. 8") (the "Initial 13D", and the Initial 13D as amended and supplemented by this Amendment No 9, the "Schedule 13D") relating to the Ordinary Shares (the "Shares") of Nexxen International Ltd. (the "Issuer"). Unless specifically amended hereby, the disclosures and statements set forth in the Initial 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Initial 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial 13D is hereby amended and supplemented by adding the following to the end thereof:

The Reporting Persons have had discussions with the Issuer's Board of Directors ("Board") concerning the proxy vote cast by Mithaq Capital SPC ("Mithaq") of its Shares, as set forth in Amendment No. 8, against certain proposals set forth in the Issuer's original proxy statement with respect to the Annual General Meeting of Shareholders of the Issuer ("AGM") scheduled to be held on December 30, 2025 . As a result of these discussions, the Board issued a Supplemental Proxy Statement dated December 26, 2025 for the AGM (the "Supplemental Proxy Statement"). As detailed therein, the Board modified and approved revised proposals with respect to the composition of the Board and certain compensation arrangements. Mithaq believes these revised proposals better align with the interests of the Company's shareholders. Based on these modifications, Mithaq has submitted a new proxy for the AGM voting all of the Shares owned by it FOR each of the five proposals set forth in the Supplemental Proxy Statement.

In addition to the foregoing, the Reporting Persons may engage in further discussions with the Board and/or management (in each case individually or as a group), other shareholders of the Issuer or third parties in connection with Mithaq's investment in the Issuer. Such discussions may include governance (including calling special shareholder meetings and nomination of directors), board composition, management, operations, business, assets, capitalization, financial condition, strategic plans, liquidity and future of the Issuer, the provision of debt or equity financing to and/or a restructuring of the Issuer. The Reporting Persons intend to review Mithaq's investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of the votes at the AGM, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to Mithaq, concentrations in the portfolios managed by Mithaq, conditions in the securities, digital advertising and other markets and general economic and industry conditions, take such actions with respect to the investment in the Issuer as the Reporting Persons deem appropriate, including, without limitation: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments of, or that relate to, the Issuer (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of its Securities or any or all of the assets of the Issuer in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; (iv) causing or facilitating changes to the corporate structure or governing documents of the Issuer; (v) effecting changes to the capitalization or dividend policy of the Issuer; or (vi) proposing or considering, or changing their intention with respect to, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D (the "Actions").

## Signatures
- Mithaq Capital SPC: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi (12/29/2025)
- Mithaq Capital SPC: Muhammad Asif Seemab, Muhammad Asif Seemab (12/29/2025)
- Turki Saleh A. Alrajhi: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi (12/29/2025)
- Muhammad Asif Seemab: Muhammad Asif Seemab, Muhammad Asif Seemab (12/29/2025)